Exhibit 99.1

Enzymotec Ltd. Announces an Extraordinary
General Meeting of Shareholders
 to Approve its Compensation Policy

MIGDAL HA’EMEQ, ISRAEL, May 20, 2014—(GLOBENEWSWIRE)—Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”), today announced that it will hold an Extraordinary General Meeting of Shareholders on Thursday, June 26, 2014. The record date for shareholders entitled to vote at the meeting is Tuesday, May 27, 2014.

The meeting is being called for the following purpose:

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To approve a compensation policy for directors and other office holders of the Company in accordance with the requirements of the Israeli Companies Law, 5759-1999, pursuant to which shareholder approval for the compensation policy must be obtained within nine (9) months of the Company's initial public offering;

Approval of the above proposal requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal.  In addition, the approval of the proposal is subject to satisfaction of one of the following additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposal to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on the proposal. The Company  is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on the Company’s  website at www.enzymotec.com.

About the Company

The Company is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

For more information, visit www.enzymotec.com.

Press Contact:

Katie Turner, ICR
+646 277 1228
Katie.turner@icrinc.com

John Mills, ICR
+310 954 1105
John.mills@icrinc.com